UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.  ____)*

Spicy Pickle Franchising, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

84844T 10 0
(CUSIP Number)

Fay M. Matsukage
455 Sherman Street, Suite 300
Denver, Colorado 80203
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84844T 10 0		Page 2 of 4

1.	Names of reporting persons. Presley Reed

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	☐
	(b)	☐

3.	SEC use only

4.	Source of funds (see instructions) PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or place of organization UNITED STATES

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 1,746,408

	8.	Shared Voting Power 23,606,384

	9.	Sole Dispositive Power 1,746,408

	10.	Shared Dispositive Power 23,606,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,352,792

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 84844T 10 0	Page 3 of 4

Item 1.     Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Spicy Pickle Franchising, Inc. (the “Company”).  The Company’s principal executive offices are located at 90 Madison Street, Suite 700, Denver, Colorado 80206.

Item 2.     Identity and Background

This schedule is filed by Presley Reed, whose principal business address is 90 Madison Street, Suite 700, Denver, Colorado 80206.  Mr. Reed’s principal occupation is that of a private investor.  He is a citizen of the United States.

During the last five years, Mr. Reed has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

In September 2006, the Presley Reed 1999 Family Trust (the “Family Trust”) acquired 1,146,408 shares and Mr. Reed and his wife, as tenants in common, acquired 1,544,578 shares when the Company converted from a limited liability company to a corporation.  The original investment in the limited liability company was $50,000 by the Family Trust and $170,000 by Mr. Reed and his wife.  Mr. Reed and his wife purchased 120 shares of Series A Variable Rate Convertible Preferred Stock (the “Preferred Stock”) and warrants to purchase 900,000 shares of common stock on December 14, 2007 for $1,020,000.  He received 300,270 shares of common stock in 2009 in lieu of cash dividends on the Preferred Stock.  On September 22, 2009, Mr. Reed and his wife converted their 120 shares of Preferred Stock into 2,400,000 shares of common stock and purchased 12,307,696 shares of common stock and warrants to purchase 6,153,840 shares of common stock in a private placement for $1,600,000.  All of the funds invested were from the personal funds of the Family Trust and Mr. Reed and his wife.

Except as disclosed above, there have been no acquisitions or dispositions of the Company’s common shares made by Mr. Reed and his wife or the Family Trust during the last 60 days.

Item 4.     Purpose of Transaction.

Mr. Reed and his wife and the Family Trust acquired their shares of common stock for investment purposes and in the ordinary course of business.  Mr. Reed and his wife and the Family Trust may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.

Except for transactions in his capacity as a director of the Company, Mr. Reed has no other present plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Compay;

CUSIP No. 84844T 10 0	Page 4 of 4

(f)	any other material change in the Company's business or corporate structure;

(g)	changes in the Company’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Reed and his wife and the Family Trust will continue to review their investment in the Company and reserve the right to change their intentions with respect to any or all such matters.

Item 5.     Interest in Securities of the Issuer.

(a)
As of September 22, 2009, Mr. Reed beneficially owned 25,352,792 shares of common stock (29.0% of shares outstanding based upon 79,740,428 shares outstanding as of September 22, 2009).  Mr. Reed’s beneficial ownership consists of 16,552,544 shares of common stock owned of record by him and his wife as tenants in common, 1,146,408 shares of common stock owned of record by the Family Trust, options to purchase 600,000 shares of common stock owned by him, and warrants to purchase 7,053,840 shares of common stock owned of record by him and his wife.

(b)
As of September 22, 2009, Mr. Reed has the sole power to vote and dispose or to direct the disposition of 1,746,408 shares and the shared power to vote and dispose or to direct the disposition of 23,606,384 shares of common stock.

(c)
During the last 60 days, neither Mr. Reed, his wife, nor the Family Trust had any transactions in the shares of the Company, other than as described above in Item 3.  See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)
No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by Mr. Reed and his wife and the Family Trust.

(e)	As of September 22, 2009, Mr. Reed continues to be the beneficial owner of more than 5% of the class of securities.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.     Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2009	/s/ Presley Reed
Presley Reed